SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                    TECUMSEH PRODUCTS COMPANY
                        (Name of Issuer)

              Class B Common Stock, $1.00 Par Value
                 (Title of Class of Securities)

                           878895 10 1
                         (CUSIP Number)

  John W. Gelder, Miller, Canfield, Paddock and Stone, P.L.C.,
     150 W. Jefferson, Suite 2500, Detroit, Michigan 48226,
                         (313) 496-7530
  (Name, Address, and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 28, 1995
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895 10 1
___________________________________________________________________________

(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     John W. Gelder/S.S. No. ###-##-####
___________________________________________________________________________

(2)  Check the Appropriate Row If a Member of a Group  (See Instructions)
     (a)
     (b)  X
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds  (See Instructions)   OO
___________________________________________________________________________

(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
___________________________________________________________________________

(6)  Citizenship or Place of Organization  United States of America
___________________________________________________________________________

                     (7)  Sole Voting Power: 100
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 2,459,346
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power: 100
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 2,459,346
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     100
___________________________________________________________________________

(12) Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     X
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  0.0%
___________________________________________________________________________

(14) Type of Reporting Person  (See Instructions)  IN
___________________________________________________________________________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (Amendment No. 3)


Explanatory Notes:

     1. Effective April 22, 1992, Tecumseh Products Company's former single class of common stock was reclassified as Class B Common Stock, $1.00 par value, and a new class, Class A Common Stock, $1.00 par value, was authorized. The two classes are substantially identical expect that the Class A Common Stock has no voting rights on most matters. In accordance with Rule 13d-1(d), this statement covers Class B Common Stock only.

     2. This is the first amendment to this Schedule 13D filed electronically. Accordingly, this amendment restates the entire text of the Schedule 13D pursuant to Rule 13d-2(c).


Item 1.   Security and Issuer.

          Security       -    Class B Common Stock, $1.00 par
                              value ("Class B Stock")

          Issuer         -    Tecumseh Products Company, a
                              Michigan corporation ("Tecumseh")

          Principal
          Executive Office -  100 East Patterson Street
                              Tecumseh, Michigan 49286

Item 2.   Identity and Background.

          (a)  Name of person filing: John W. Gelder ("JWG")

          (b)  Business address:

                    150 West Jefferson, Suite 2500
                    Detroit, Michigan 48226

          (c) Present principal occupation or employment and name, principal business, and address of organization in which such employment is carried out:

                    Senior Principal in the law firm of
                    Miller, Canfield, Paddock and Stone, P.L.C.
                    150 West Jefferson, Suite 2500
                    Detroit, Michigan 48226

          (d) During the last five years, JWG has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) JWG has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which JWG was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  JWG is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     JWG purchased in the John W. Gelder P.C. Profit Sharing Trust, of which Trust JWG is a Trustee and beneficiary, 100 shares of Class B Stock on September 29, 1989 at an aggregate price, exclusive of transaction charges, of $13,975.00. Funds of the Trust were used.

     On April 13, 1989, JWG was elected one of five Trustees of the Herrick Foundation, a Michigan nonprofit corporation and the owner of 1,367,525 shares of Class B Stock. No funds or other consideration were involved.

     On April 13, 1989, JWG became one of four Trustees, succeeding a deceased trustee, of trusts for the benefit of Catherine R. Cobb ("CRC") and her descendants (the "CRC Trusts"), which trusts at that time owned 341,100 shares of Class B Stock.
No funds or other consideration were involved.

     On August 31, 1989, JWG became one of four Trustees, succeeding a deceased trustee, of trusts for the benefit of Margaret J. Mudgett ("MJM") and her descendants, which trusts at that time owned 178,500 shares of Class B Stock. No funds or other consideration were involved.

     On December 29, 1989, JWG became one of four Trustees, succeeding a deceased trustee, of trusts for the benefit of Kenneth G. Herrick ("KGH") and his descendants (the "KGH
Trusts"), which trusts at that time owned 341,100 shares of Class
B Stock.  No funds or other consideration were involved.

     On January 9, 1990, the Probate Court for Lenawee County, Michigan entered an order appointing JWG a successor trustee to a deceased trustee of a trust under the Last Will and Testament of Effa L. Sage for the benefit of MJM and her descendants (such trust, together with the other trusts for the benefit of MJM and her descendants referred to above, the "MJM Trusts"), which trust at that time owned 47,208 shares of Class B Stock. No funds or other consideration were involved.

     On January 28, 1993, pursuant to an Exchange Agreement dated January 11, 1993 (the "1993 Exchange Agreement"), the KGH Trusts acquired 330,177 shares of Class B Stock in a privately negotiated exchange transaction. The consideration used by the KGH Trusts in making such acquisition was 341,100 shares of the Class A Common Stock, $1.00 par value, of Tecumseh ("Class A Stock").

     On March 28, 1995, pursuant to an Exchange Agreement dated March 8, 1995 (the "1995 KGH Exchange Agreement"), the KGH Trusts acquired 216,836 shares of Class B Stock from the CRC Trusts in a privately negotiated exchange transaction. The consideration used by the KGH Trusts in making such acquisition was 216,836 shares of Class A Stock.

Item 4.   Purpose of Transaction.

     The purpose of the purchase of 100 shares of Class B Common
Stock made on September 29, 1989 was to acquire a beneficial interest in securities of Tecumseh, of which JWG was elected a Director on September 29, 1989.

     The election of JWG as a Trustee of the Herrick Foundation and of his selection as a successor trustee of the trusts herein described was for the purpose of enabling him to serve in such capacities.

     The purpose of the acquisition pursuant to the 1993 Exchange Agreement was to cause a greater portion of the assets of the KGH Trusts to be invested in Class B Stock (which has full voting rights) and (at that time) no portion of such assets to be invested in Class A Stock (which has no voting rights in most circumstances) through a tax-free exchange.

     The purpose of the acquisition pursuant to the 1995 KGH Exchange Agreement was to cause a greater portion of the assets of the KGH Trusts to be invested in Class B Stock (which has full voting rights) and a smaller portion of such assets to be invested in Class A Stock (which has no voting rights in most circumstances) through a tax-free exchange.

     In his capacity as a trustee of the various trusts described herein and/or as a member of the Board of Trustees of Herrick Foundation, JWG expects from time to time to be presented with or give consideration to proposals that one or more of such entities acquire or dispose of securities of Tecumseh. JWG is also a Director of Tecumseh and in his capacity as such may from time to time be presented with or give consideration to proposals which include actions similar to some or all of those enumerated in the following sentence. Except as described in the preceding two sentences, JWG currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Tecumseh or the disposition of securities of Tecumseh; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Tecumseh or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries; (d) any change in the present Board of Directors or management of Tecumseh, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Tecumseh; (f) any other material change in Tecumseh's business or corporate structure;
(g) changes in Tecumseh's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Tecumseh by any person; (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Tecumseh becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, JWG intends to remain free to take such action, including the making of such proposals with respect to Tecumseh or its securities, as JWG may from time to time deem appropriate in light of circumstances which might arise from time to time.

Item 5.   Interest in Securities of the Issuer.

     (a) JWG is the sole beneficial owner of 100 shares of Class B Stock owned by the John W. Gelder P.C. Profit Sharing
Trust.

     JWG is one of three trustees, the others being KGH and Todd
W. Herrick ("TWH"), of Herrick Foundation, a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended. Herrick Foundation owns 1,367,525 shares, or approximately 25.0%, of the outstanding Class B Stock.

     JWG is one of three trustees, the others being KGH and Comerica Bank, a Michigan banking corporation ("Comerica"), of the KGH Trusts. The KGH Trusts own 888,113 shares, or approximately 16.2%, of the outstanding Class B Stock.

     JWG is one of four trustees, the others being MJM, her son
P. Michael Mudgett ("PMM"), and Comerica, of the MJM Trusts.  The
MJM Trusts own 203,708 shares, or approximately 3.7%, of the outstanding Class B Stock.

     (b) JWG has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 100 shares of Class B Stock. JWG has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,459,346 shares, or approximately 45.0%, of the outstanding Class B Stock.

     KGH is a citizen of the United States of America and has a business address at 100 East Patterson Street, Tecumseh, Michigan
49286.  KGH is Chairman of the Board of Directors of Tecumseh.

     TWH is a citizen of the United States of America and has a business address at 100 East Patterson Street, Tecumseh, Michigan
49286.  TWH is the President and Chief Executive Officer of
Tecumseh.

     MJM is a citizen of the United States of America and has a residence address at P.O. Box 425, Higgins Lake, Michigan 48267.
MJM's principal occupation, so far as is known to JWG, is as a housewife and parent.

     PMM is a citizen of the United States of America and has a business address at 1700 Union Bank Building, 530 "B" Street, San
Diego, California 92101. PMM's principal occupation, so far as is known to JWG, is as a practicing lawyer in the firm of Robbins, Keehn & Jones at the address set forth above.

     Comerica is a Michigan banking corporation and has its principal business office at 500 Woodward Avenue, Detroit, Michigan 48226.

     So far as is known to JWG, none of KGH, TWH, MJM, PMM, or Comerica has during the last five years been convicted in a criminal proceeding, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     JWG disclaims that he and any one or more of the above-named persons constitute a "group" within the meaning of Section 13d(3) of the Securities Exchange Act of 1934.

     Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, JWG hereby expressly declares that the filing of this statement shall not be construed as an admission that JWG is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owner of any securities covered by this statement except the 100 shares of Class B Stock referred to in the first paragraph of this Item 5 and hereby expressly disclaims any beneficial ownership of any kind or character in, to, or with respect to all or any of the balance of the shares of Class B Stock referred to in this statement.

     (c)  Transactions effected during the past 60 days:

          (1) On February 22, 1995, the MJM Trusts sold 2,000 shares of Class B Stock at $46.50 per share in brokerage transactions on the open market.

          (2) On March 6, 1995, pursuant to an exchange agreement dated that date, the CRC Trusts (of which JWG was at that time a Trustee) disposed of 10,968 shares of Class B Stock in a privately negotiated exchange transaction with TWH (who is the son of KGH, the nephew of CRC, and the President and Chief Executive Officer of Tecumseh). The consideration received by the CRC Trusts in such exchange was one share of Class A Stock for each share of Class B Stock.

          (3) On March 28, 1995, pursuant to the 1995 KGH Exchange Agreement described above, the KGH Trusts acquired, and the CRC Trusts disposed of, 216,836 shares of Class B Stock in a privately negotiated exchange transaction. The consideration given by the KGH Trusts, and received by the CRC Trusts, in such exchange was one share of Class A Stock for each share of Class B Stock. Simultaneously with the consummation of the exchange transaction, JWG and KGH resigned from their positions as Trustees of the CRC Trusts, and CRC resigned from her positions as a Trustee of the KGH Trusts and a Trustee of Herrick Foundation.

     (d)  JWG's wife is a contingent beneficiary of the John W.
Gelder P.C. Profit Sharing Trust and therefore has a contingent right to receive the dividends and the proceeds from the sale of the shares of Class B Stock owned by said trust.

     Herrick Foundation has the right to receive the dividends and the proceeds from the sale of the shares of Class B Stock owned by Herrick Foundation.

     The respective beneficiaries of each of the KGH Trusts and the MJM Trusts have such right to receive the dividends from or the proceeds of the sale of the Class B Stock owned by each of those Trusts respectively as the respective trustees of each of those Trusts determine and decide in the exercise by them of their respective discretion to distribute such dividends and such proceeds to the respective beneficiaries of those Trusts.

Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

     JWG has no contracts, arrangements, understandings, or relationships (legal or otherwise) not hereinabove set forth with any other person with respect to any securities of Tecumseh, including but not limited to arrangements with respect to the transfer or voting of any of the securities of Tecumseh, finders fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

     The following Exhibit was filed with Amendment No. 2 to this statement:

          Exhibit
            No.                       Description

             1                - Copy of Exchange Agreement
                                dated January 11, 1993

     The following Exhibit is filed herewith:

          Exhibit
            No.                       Description

             2                - Copy of Exchange Agreement
                                dated March 8, 1995

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   April 18, 1995
                                   (Date)



                                   /s/ John W. Gelder
                                   (Signature)

                                   John W. Gelder
                                   (Name)

DEFS2\348735.2\040135-00037